Frost Brown Todd LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40202

November 2, 2010

Via Edgar

David L. Orlic
Special Counsel, Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE

Washington, DC  20549

Re:          Res-Care, Inc.

Amendment No. 3 to Schedule 14D-9

File No. 005-49827

Dear Mr. Orlic:

On behalf of Res-Care, Inc. (“Res-Care” or “the Company”), we hereby submit the following responses to comments in the letter from the Commission’s staff dated October 29, 2010.  This letter and Amendment No. 3 to the Schedule 14D-9 are being filed with the Commission electronically today.  All references to page numbers in the following responses are to the pages in Amendment No. 2.

Illustrative Present Value of Future share Price of the Company, page 13

1.                                      We note the disclosure you have added in response to prior comment 17.  Please clarify why Goldman Sachs used a discount rate of 10% as an estimate of the company’s cost of equity, and how Goldman Sachs determined that this was reasonable under the circumstances, in terms that are understandable to the average investor.  A similar comment applies to the discounted cash flow analysis appearing in the following section.

Response:

The Company has revised the Schedule 14D-9 at page 13 of Amendment No. 2  in response to the Staff’s comment 1.

Illustrative Leveraged Buyout Analysis, page 14

2.                                      Please disclose how estimates regarding the internal rates of equity return achievable by a financial buyer contributed to a fairness determination for ResCare security holders.

Response:

The Company has revised the Schedule 14D-9 at page 14 of Amendment No. 2 in response to the Staff’s comment 2.  We note that, in arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Res-Care, Inc. hereby acknowledges that:

•                  Res-Care, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•                  Res-Care, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (502) 568-0277 if you have any questions or require any further information with respect to these matters.

Sincerely,

FROST BROWN TODD LLC

Alan K. MacDonald